

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 8, 2008

Mr. G. Leigh Lyons
Principal Executive Officer
American Petro-Hunter, Inc.
225 Marine Drive, Suite 210
Blaine, Washington 98230

> **Re:**   **American Petro-Hunter, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 19, 2008**
> **File No. 000-22723**

Dear Mr. Lyons:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Factors, Risks and Uncertainties That May Affect our Business, page 3

Our compliance with the Sarbanes-Oxley Act and SEC rules concerning internal controls may be time-consuming, difficult and costly for us, page 4

1. You state that "It may be time consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act." Given your conclusion that your internal control over financial reporting was effective as of December 31, 2007 in your Management's Report beginning on page 11, it appears this risk factor may need to be revised or updated. Please review this risk factor and revise as necessary. This comment also applies to your Form 10-Q for the fiscal quarter ended June 30, 2008.

Controls and Procedures, page 11

2. Under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures also includes controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports it submits under the Act are accumulated and communicated to the issuer's management, including its principal executive and financial officers, to allow timely decisions regarding required disclosure. Please modify your disclosed definition of "disclosure controls and procedures" or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), as appropriate, to address this requirement. This comment also applies to your Form 10-Q for the quarterly period ended June 30, 2008.

Note 9. Supplemental Disclosure with Respect to Cash Flows, page F-14

3. We note you issued shares in the settlement of debt, for services rendered, and for investment purposes during 2007. However, we are unable to locate the issuance of these shares during this period within your Statements of Changes in Stockholders' Deficit on page F-6. Please advise.

Exhibits 31.1 and 31.2

4. We note your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 do not include the introductory language in paragraph 4 referring to internal control over financial reporting. Please modify your certifications to include this additional introductory language. This comment also applies to your Form 10-Q for the fiscal quarter ended June 30, 2008.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Statements of Operations, page 5

5.   It appears your presentation of basic and diluted loss per common share was
        calculated with comprehensive loss instead of net loss. If so, please revise your
        calculation to comply with paragraphs 8 and 11 of FAS 128, as applicable, or
        otherwise advise.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief